

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Enrique Mayor-Mora
Chief Financial Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

> **Re: CarMax, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2021**
> **Filed April 20, 2021**
> **File No. 001-31420**

Dear Mr. Mayor-Mora:

We have reviewed your March 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

Form 10-K for Fiscal Year Ended February 28, 2021

Item 7. Management's Discussion and Analysis
Results of Operations - CarMax Sales Operations
Used Vehicle Sales
Fiscal 2021 Versus Fiscal 2020, page 34

1. It appears the second sentence in the second paragraph of your response to comment 3 is useful information to aid investors in understanding how mix in sales by vehicle age affected the average retail selling price and the consequent impact on your revenue. Please consider revising your disclosure to include this information.

Gross Profit Per Unit, page 35

2.   We have reviewed your response to comment 5. In your response you state "wholesale sales are a complement of conducting [your] retail sales," and you therefore do not include wholesale units sold within your calculation of total gross profit per unit. Please advise why "wholesale vehicle gross profit" would not similarly be excluded.

Your response also states your wholesale vehicle purchases are in part to "provide a competitive sourcing advantage for [your] operations." Your response appears to indicate wholesale unit purchases (and sales) are designed to be a driver of your retail unit purchases (and sales), as is evidenced by inclusion of wholesale vehicle gross profit within total gross profit per unit. If true that wholesale vehicle gross profit is attributed to used vehicle sales, please advise why the Company performs a separate analysis of wholesale vehicle gross profit per unit using wholesale vehicle unit sales.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services